

October 27, 2014

<u>Via E-mail</u>
Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
1044 Northern Boulevard
Roslyn, NY 11576-1514

  Re: Sino-Global Shipping America, Ltd.
     Registration Statement on Form S-1
     Filed October 3, 2014
     File No. 333-199160

Dear Mr. Cao:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your next amendment please include all of the information that may not be excluded pursuant to Rule 430A. In this regard please disclose the number of shares to be offered throughout the prospectus. Using your most recent market price as an estimate for your offering price please also provide omitted disclosure related to net proceeds, use of proceeds, capitalization, and dilution throughout the prospectus. Please also include the information omitted from the principal shareholders section. In addition provide the estimate of total expenses on page 45 and the expense information on page II-1, using estimates as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: <u>Via E-mail</u>
       Lawrence G. Nusbaum
       Gusrae Kaplan Nusbaum PLLC